FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the month of May 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Quarterly Report

The registrant’s First Quarterly Report 2003 filed with the Frankfurt Stock Exchange on May 19, 2003, with respect to the three months ended March 31, 2003, is attached to this report as Appendix A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: May 19, 2003	By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

3

APPENDIX A

[IFCO SYSTEMS LOGO]

First Quarterly Report

2003

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2003

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

(Unaudited)

	December 31, 2002	March 31, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,859	$8,962
Receivables, net	91,046	99,346
Inventories	14,794	14,000
Other current assets	13,120	14,852

Total current assets	135,819	137,160

PROPERTY, PLANT AND EQUIPMENT, net	154,176	156,928
GOODWILL	148,330	149,181
OTHER ASSETS, net	7,201	7,012

Total assets	$445,526	$450,281

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,285	$7,285
Current maturities of capital lease obligations	14,874	13,257
Accounts payable	64,998	70,104
Accrued expenses and other current liabilities	60,357	53,360
Refundable deposits	77,269	78,910

Total current liabilities	222,783	222,916

LONG-TERM DEBT, net of current maturities	90,274	89,633
CAPITAL LEASE OBLIGATIONS, net of current maturities	13,977	14,273
OTHER LIABILITIES	8,389	7,480

Total liabilities	335,423	334,302

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, €0.10 par value, 100,000,000 shares authorized; 43,483,718 and 43,931,166 issued and outstanding, respectively	4,547	4,596
Additional paid-in capital	511,376	513,013
Accumulated deficit	(406,737)	(404,115)
Accumulated foreign currency translation	917	2,485

Total shareholders’ equity	110,103	115,979

Total liabilities and shareholders’ equity	$445,526	$450,281

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Share and Per Share Data)

(Unaudited)

	Three Months Ended March 31,
	2002	2003
REVENUES:
RPC	$35,525	$41,890
Pallet services	53,089	54,606
Pallet pooling	3,955	4,352
Related party RPC granulate sales	2,686	—

Total revenues	95,255	100,848
COST OF SALES:
RPC	31,006	35,143
Pallet services	45,521	47,567
Pallet pooling	3,588	3,539
Related party RPC granulate cost of sales	2,686	—

Total cost of sales	82,801	86,249
Gross profit	12,454	14,599
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	10,864	9,196
FINANCING RELATED RESTRUCTURING COSTS	—	363
AMORTIZATION OF OTHER ASSETS	273	263
OTHER OPERATING INCOME, NET	(376)	(183)

Income from operations	1,693	4,960
NET INTEREST COSTS	(8,607)	(3,529)
FACTORING CHARGES	(351)	(44)
FOREIGN CURRENCY GAIN (LOSS)	4,397	(45)
OTHER EXPENSE, net	(51)	(136)
INCOME TAX (PROVISION) BENEFIT	(11)	57

(Loss) income from continuing operations before cumulative effect of change in accounting principle	(2,930)	1,263
INCOME FROM DISCONTINUED OPERATIONS	—	1,359
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(57,690)	—

Net (loss) income	$(60,620)	$2,622

BASIC NET (LOSS) INCOME PER SHARE:
Continuing operations, excluding change in accounting principle	$(0.67)	$0.03
Discontinued operations	—	0.03
Cumulative effect of change in accounting principle	(13.13)	—

Total	$(13.80)	$0.06

DILUTED NET (LOSS) INCOME PER SHARE:
Continuing operations, excluding change in accounting principle	$(0.67)	$0.03
Discontinued operations	—	0.03
Cumulative effect of change in accounting principle	(13.13)	—

Total	$(13.80)	$0.06

SHARES ON WHICH NET (LOSS) INCOME PER SHARE IS CALCULATED:
Basic	4,393,119	43,583,929
Effect of dilutive stock options using the treasury stock method	—	102,362

Diluted	4,393,119	43,686,291

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In Thousands)

(Unaudited)

	Three Months Ended March 31,
	2002	2003
Net (loss) income	$(60,620)	$2,622
Other comprehensive (loss) income:
Foreign currency translation adjustment	(6,753)	1,568

Comprehensive (loss) income	$(67,373)	$4,190

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	Three Months Ended March 31,
	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(60,620)	$2,622
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expense of property, plant and equipment	12,378	7,525
Amortization of other assets	273	263
Cumulative effect of change in accounting principle	57,690	—
Foreign currency (gains) losses	(4,397)	45
Income from discontinued operations	—	(1,359)
Changes in operating assets and liabilities:
Receivables	11,586	(5,648)
Inventories	931	1,036
Accounts payable and accrued expenses	(17,973)	(5,966)
Other assets and liabilities	(2,493)	(930)

Net cash used in operating activities	(6,389)	(2,421)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of RPCs	(4,289)	(3,938)
Purchase of other property, plant and equipment	(728)	(821)
Proceeds from sale of property, plant and equipment	1,114	—
Proceeds from sale of discontinued operations	36,811	—

Net cash provided by (used in) investing activities	32,908	(4,759)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net principal (payments) borrowings on long-term debt	(20,175)	1,263
Net decrease in capital lease obligations	(3,536)	(2,425)

Net cash used in financing activities	(23,711)	(1,162)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(330)	445

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,478	(7,897)
CASH AND CASH EQUIVALENTS, beginning of period	11,928	16,859

CASH AND CASH EQUIVALENTS, end of period	$14,406	$8,962
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,436	$1,764
Cash paid for income taxes	$366	$—

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited)

1.    BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

IFCO Systems N.V. was incorporated under the laws of the Netherlands on March 31, 1999 for the purpose of merging (the “Merger”) IFCO Systems GmbH and its subsidiaries (“IFCO Europe”) with IFCO Systems North America, Inc. and its subsidiaries (“IFCO North America”). The Merger was completed on March 8, 2000, concurrently with the Company’s initial public offering and related transactions. The Company’s acquisition of IFCO North America was accounted for as a purchase. Unless otherwise indicated, all references to the “Company” and “IFCO Systems” refer to IFCO Systems N.V. and its subsidiaries.

With the completion of the Merger, IFCO Europe’s returnable plastic container (“RPC”) systems were combined with IFCO North America’s pallet operations. The Company currently has RPC operations in Europe and North America. RPCs are used to transport products through one whole distribution cycle and then are reused multiple times. The Company manages a global pool of approximately 68.1 million owned or leased RPCs. The Company also has pallet services operations in the United States, which offer a variety of pallet services, including repair, sorting and recycling, and owns and manages a rental pool of approximately 1.3 million pallets in Canada.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. The Company’s assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems N.V. and the Company’s European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

The accompanying unaudited condensed consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. These interim statements should be read in conjunction with the Consolidated Financial Statements of IFCO Systems N.V. and its subsidiaries as of December 31, 2002 and the related notes thereto as filed with the Frankfurt Stock Exchange on March 31, 2003 in the Company’s 2002 Annual Report.

The translation of any euro-denominated or other currency amounts into U.S. dollars is based upon the applicable Federal Reserve Bank of New York noon buying rate as of the date indicated. For balance sheet items, the rate as of March 31, 2003 (€1.00 = $1.09) has been used. For income statement items, a weighted average rate for the period indicated (€1.00 = $0.877 for the three months ended March 31, 2002 and €1.00 = $1.073 for the three months ended March 31, 2003) has been used. Otherwise, unless another date is specified, the rate as of May 14, 2003 (€1.00 = $1.1498) has been used.

Certain reclassifications have been made to the 2002 financial statements included herein to make their presentation consistent with the comparative 2003 financial statements.

Summary of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

On January 1, 2002, the Company adopted SFAS 142, whereby goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS 142, goodwill is assessed for impairment by using the fair value based method. The Company determines fair value by utilizing discounted cash flows. Any impairment loss resulting from the adoption of SFAS 142 is treated as a change in accounting principle. The Company completed its SFAS 142 initial goodwill impairment test in 2002 and recorded an impairment loss of approximately $57.7 million, retroactively as of January 1, 2002. Due to a significant downward movement in the German and United States stock markets, as well as uncertainties associated with the Company’s financial position, the Company experienced a decline in its market capitalization that negatively impacted the fair value of certain of its reporting units. The impairment loss has been recorded as a cumulative effect of an accounting change.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the accompanying consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS 148’s amendment for the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. SFAS 148’s amendment of the disclosure requirements is effective for interim periods beginning after December 15, 2002.

The Company has elected to apply the disclosure-only provisions of SFAS No, 123. In accordance with the provisions of SFAS 123, the Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plan. The following pro forma summary of the Company’s consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS 123 had been applied for the three months ended March 31, 2002 and 2003 (in thousands, except for per share data). Approximately 71% of the pro forma adjustment for the three months ended March 31, 2003 relates to the calculated fair value of stock options issued prior to December 31, 2001. These stock options have exercise prices ranging from $32.00 to $237.50.

	Three Months Ended March 31,
	2002	2003
Net (loss) income	$(60,620)	$2,622
Pro forma adjustment	(519)	(1,646)

Pro forma net (loss) income	$(61,139)	$976
Basic net (loss) income per share:
As reported	$(13.80)	$0.06
Pro forma	$(13.92)	$0.02
Diluted net (loss) income per share:
As reported	$(13.80)	$0.06
Pro forma	$(13.92)	$0.02

2. DEBT

Debt Restructuring

On March 8, 2000, the Company issued 10 5/8% senior subordinated notes (“Senior Subordinated Notes”) in the principal amount of €200.0 million. The Company did not make the interest payment of approximately €10.625 million, or approximately $11.1 million (based on exchange rates at December 31, 2002), due on March 15, 2002, with respect to the Senior Subordinated Notes. IFCO Systems took this step in light of the commencement of discussions with its noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. The Company also did not make the interest payment of €10.625 million due on September 15, 2002.

In September 2002, the Company signed a definitive restructuring agreement with noteholders representing nearly 99% of the Senior Subordinated Notes and with the Schoeller Group entities. Pursuant to the agreement, consenting noteholders would exchange their Senior Subordinated Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately after the restructuring.

As part of the restructuring, consenting noteholders also agreed to remove most of the restrictive covenants applicable to any remaining Senior Subordinated Notes. On December 31, 2002, the Company confirmed the effective date of the restructuring of the Senior Subordinated Notes and issued approximately 39.1 million new ordinary shares to the consenting noteholders who had tendered their Senior Subordinated Notes by that date for surrender to the Company in exchange for the new shares. The remaining consenting noteholders had an additional ten-week period in which to tender their Senior Subordinated Notes for surrender. On March 11, 2003, the Company issued the remaining balance of the new ordinary shares, approximately 0.4 million shares, such that the consenting noteholders who tendered their Senior Subordinated Notes held approximately 90% of the issued and outstanding ordinary shares of the Company immediately following the restructuring. On April 8, 2003, the Company reduced the nominal value of its ordinary shares from €0.10 to €0.01 per share.

With the completion of the restructuring, the Company still has €2.3 million, approximately $2.6 million, in principal amount of the Senior Subordinated Notes outstanding. On March 13, 2003, the Company made a payment of approximately $0.4 million to the trustee of the Senior Subordinated Notes representing all interest due on March 15, 2002, September 15, 2002, and March 15, 2003, together with default interest on the past due interest amounts, with respect to the Senior Subordinated Notes that remain outstanding. This payment brought the Company into compliance with the terms of the Indenture governing the Senior Subordinated Notes, as modified in connection with the restructuring.

As of December 31, 2002, each of the Company’s pre-restructuring shareholders were issued an aggregate of approximately 4.4 million warrants to acquire additional ordinary shares, which together with the ordinary shares owned immediately prior to the completion of the restructuring, may represent up to 35% of the Company’s post-restructuring share capital on a fully-diluted basis (before giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan and to any other dilution as a result of further possible equity issuances). The number of ordinary shares that may be issued upon exercise of each issued warrant is dependent on the future performance of the Company and is based on the equity valuation of the Company on October 31, 2005. The warrants may only be exercised for a period of 30 days following the final determination of the Company’s equity value and have an exercise price equal to the par value of the Company’s ordinary shares.

As part of the restructuring of the Senior Subordinated Notes, the Company also restructured an unsecured seller note which had an outstanding principal balance of $4.8 million as of December 30, 2002. Pursuant to the terms of the settlement agreement, the Company delivered a new subordinated note to the holder in the amount of $0.5 million and paid $0.5 million in cash to the holder on December 31, 2002. The original subordinated note was canceled at that time. The new note bears interest at the rate of 9% per annum. There will be no payments of principal or interest due until the full principal amount and all accrued interest are finally due and payable on October 31, 2005.

Restructured Senior Credit Facility

Effective December 31, 2002, IFCO Systems, IFCO North America, and its senior lenders entered into the Third Amended and Restated Credit Agreement (the “Restructured Senior Credit Facility”). Although the Restructured Senior Credit Facility became effective immediately following the issuance of the shares issued in connection with the restructuring of the Senior Subordinated Notes on December 31, 2002, certain provisions were retroactively made effective as of October 1, 2002, in particular those relating to interest and certain financial covenants. The Restructured Senior Credit Facility provides for borrowings of up to $115.1 million that consist of (1) a term loan in an aggregate principal amount of up to approximately $23.6 million (the “Restructured Term Loan”) and (2) a revolving credit facility providing revolving loans to IFCO North America of $88.0 million to be increased by (a) $1.5 million on April 1, 2003 (b) $1.0 million on July 1, 2003 and (c) $1.0 million on October 1, 2003, which includes letter of credit availability of up to $25.0 million (the “Restructured Revolver,” and, together with the “Restructured Term Loan,” the “Restructured Loans”).

The Restructured Term Loan will be payable on the last day of each calendar quarter as follows: (1) $1.0 million, second quarter of 2003, (2) $2.0 million, each quarter starting from the third quarter of 2003 through and including the third quarter of 2004, and (3) the outstanding principal balance, fourth quarter of 2004, i.e., December 31, 2004. The maturity date for the Restructured Revolver is also December 31, 2004.

There was $92.8 million outstanding under the Restructured Senior Credit Facility as of March 31, 2003, including $23.7 million under the Amended Term Loan and $69.1 million under the Amended Revolver. In addition, there were commitments for outstanding letters of credit provided for under the Restructured Senior Credit Facility in the amount of $18.5 million as of March 31, 2003.

IFCO North America’s borrowings under the Restructured Revolver may not exceed the borrowing base. Prior to the Restructured Senior Credit Facility, the borrowing base was calculated based upon 85% of the Company’s eligible accounts receivable, 60% of the Company’s eligible inventory, and 25% of the Company’s eligible RPCs. The availability under the Restructured Revolver is subject to a substantially similar borrowing base, except that it includes additional availability in an amount equal to $22.5 million attributable to collateral other than that previously included in the borrowing base. The Company had $5.5 million in available borrowings under the Restructured Senior Credit Facility as of May 14, 2003.

The Restructured Loans will bear interest at the rates and during the time periods set forth below:

•	October 1, 2002 through June 30, 2003: pay rate equal to the higher of (i) the Bank One NA prime rate and (ii) the Federal Funds effective rate plus .50% (the “Base Rate”); with additional interest accrual at 6% per annum, payable at maturity;

•	July 1, 2003 through September 30, 2003: pay rate equal to the Base Rate plus 1% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	October 1, 2003 through December 31, 2003: pay rate equal to the Base Rate plus 2% per annum; with additional interest accrual at 4% per annum, payable at maturity;

•	January 1, 2004 through March 31, 2004: pay rate equal to LIBOR plus 4% per annum or the Base Rate plus 3.0% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	April 1, 2004 through June 30, 2004: pay rate equal to LIBOR plus 4.5% per annum or the Base Rate plus 3.5% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	July 1, 2004 through September 30, 2004: pay rate equal to LIBOR plus 5% per annum or the Base Rate plus 4.0% per annum; with additional interest accrual at 5% per annum, payable at maturity; and

•	October 1, 2004 through December 31, 2004: pay rate equal to LIBOR plus 5.5% per annum or the Base Rate plus 4.5% per annum; with additional interest accrual at 5% per annum, payable at maturity.

As the Company has determined that the additional interest that accrues in addition to the Base Rate interest under the Restructured Senior Credit Facility will likely be paid at maturity, the Company has accrued the applicable additional interest totaling approximately $1.4 million during the three months ended March 31, 2003. The Restructured Senior Credit Facility contains significant incentives for the early repayment of the Restructured Loans that will vary depending on the date of repayments, including forgiveness of varying amounts of unpaid additional interest and fees.

The Restructured Senior Credit Facility requires a first priority perfected security interest in the capital stock of the direct and indirect subsidiaries of IFCO North America and IFCO Systems and in all present and future assets and properties of IFCO Systems, IFCO North America, the other IFCO entities and their respective subsidiaries. It also requires a segregated account into which beginning on April 1, 2004 and continuing on the first day of each month thereafter, IFCO North America will deposit $1.0 million.

The Restructured Senior Credit Facility contains a number of covenants that, among other things, limit the Company’s ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, and otherwise restrict certain corporate activities. In addition, the Company and its subsidiaries are required to comply with specified ratios and tests, including an interest coverage ratio, a leverage ratio and minimum free cash flow test each based on Consolidated EBITDA, an average crate deposit liability test, and an aggregate European transportation costs test. As of March 31, 2003, the Company was in compliance with all Restructured Senior Credit Facility covenants.

Receivable Factoring

The Restructured Senior Credit Facility permits specified levels of receivable factoring. The Company incurred factoring related charges of $0.4 million and $44,000 during the three months ended March 2002 and 2003, respectively, which are shown as factoring charges in the accompanying condensed consolidated statements of operations.

Capital Lease Obligations

The Company has entered into leases with unaffiliated third parties principally for RPCs in Europe that are accounted for as capital leases. The RPC capital leases are part of sale-leaseback transactions in which the Company has sold the RPCs to third parties, which then leases them back to the Company. The RPC capital leases cover approximately 7.8 million RPCs as of March 31, 2003. Upon termination of a lease, the RPCs are repurchased by the Company.

3.    DISCONTINUED OPERATIONS

In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at the closing were $45.0 million, including $41.5 million in cash and $3.5 million in buyer promissory notes. After funding the cash portion of an escrow required as part of the sale and other settlement and transaction costs of $2.7 million, we received net cash proceeds of $36.8 million, which were applied to pay down the Company’s senior credit facility. The results of operations for the industrial container services business for the three months ended March 31, 2002 were recorded against the accrual for operating losses.

The Company continues to own the Acme Barrel facility in Chicago, Illinois, through a separate subsidiary, following the closing of the asset sale. During December 2002, the Acme Barrel facility ceased operations. The buyer of the Company’s industrial container services operations must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse the Company for expenses incurred in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws.

During the three months ended March 31, 2003, the Company reduced the accrual for discontinued operating losses by $1.4 million to reflect revisions in estimates related to the Company’s accrual for certain liabilities assumed in connection with the sale of the industrial container services operations in February 2002.

4.    NET (LOSS) INCOME PER SHARE

Net (loss) income per share – basic was computed using the weighted average number of shares outstanding for the periods presented. The effect of certain unexercised stock options determined under the treasury method was dilutive and therefore considered in the calculation of fully diluted net income per share for the three months March 31, 2003. Options to purchase approximately 473,000 ordinary shares were outstanding during the three months ended March 31, 2003, but were not included in the computation of diluted net (loss) income per share because the options’ exercise price was greater than the average market price of the ordinary shares at March 31, 2003. All unexercised stock options were anti-dilutive during the three months ended March 31, 2002.

5.    FOREIGN CURRENCY INCOME (LOSS)

Our foreign currency income during the three months ended March 31, 2002 is principally the result of changes in the exchange rates between the U.S. dollar and the euro and the related effect on certain of the Company’s intercompany notes. The Company completed a restructuring of its intra-group debt during 2002 and early 2003, which has eliminated much of the impact that foreign currency variances have on the Company’s results of operations during the three months ended March 31, 2003.

6.    SEGMENT DATA

The Company’s operations are conducted in three reportable operating business segments: RPCs, Pallet Services, and Pallet Pooling. The following table presents financial information not separately presented in the condensed consolidated financial statements for the Company’s segments for the three months ended March 31, 2002 and 2003. The corporate expenses for the three months ended March 31, 2003 include approximately $0.4 million in costs related to certain of the financial restructuring activities we completed during that period. These costs are shown as financing related restructuring costs in the accompanying condensed consolidated financial statements.

	For the three months ended March 31,
	2002	2003
	(dollars in thousands)
Gross Profit:
—RPCs	$4,519	$6,747
—Pallet services	7,568	7,039
—Pallet pooling	367	813

	$12,454	$14,599
Income from operations:
—RPCs	$403	$2,584
—Pallet services	3,136	3,659
—Pallet pooling	(848)	(138)
—Corporate expenses	(998)	(1,145)

	$1,693	$4,960

7.    SUBSEQUENT EVENT

On April 2, 2003 the Company’s Board of Directors approved the issuance of approximately 1.1 million stock options to various members of management. These options were issued under the Company’s 2000 Stock Option Plan and have an exercise price equal to €1.58, the closing price of the Company’s ordinary shares on the Frankfurt Stock Exchange on that date.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) the availability and cost of financing for operations, capital expenditures, and contemplated growth; (2) customer demand and business and economic cycles; (3) the competitive nature of the businesses in which the Company operates; (4) IFCO Systems’ ability to achieve its operational and growth objectives; (5) the Company’s ability to service its existing indebtedness; (6) the ability to comply with covenants of credit agreements to which IFCO Systems is a party; (7) seasonality and weather conditions; (8) availability and cost of RPCs; (9) changes in national or international politics and economics; (10) currency exchange rate fluctuations; and (11) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange.

Important factors that could cause the Company’s actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

IFCO Systems N.V.

Report of Management

For the Three Months Ended March 31, 2003

Operating Results

The following table sets forth selected financial data for the three months ended March 31, 2003 compared to comparative data for the three months ended March 31, 2002. The results of operations for the industrial container services business for the three months ended March 31, 2002 have been recorded against the accrual for operating losses anticipated until the expected disposal date.

Functional currencies in our markets have been converted to U.S. dollars at the weighted average exchange rate during each period presented. The effect of these fluctuations in exchange rates have affected the comparison of the results of operations between periods and are noted in the discussion below.

	For the three months ended March 31,
	2002		2003
	(dollars in thousands)
Revenues:
—RPCs	$35,525	37.3%	$41,890	41.5%
—Pallet services	53,089	55.7	54,606	54.2
—Pallet pooling	3,955	4.2	4,352	4.3
—Related party RPC granulate sales	2,686	2.8	—	—

	95,255	100.0	100,848	100.0
Cost of sales:
—RPCs	31,006	32.5	35,143	34.8
—Pallet services	45,521	47.8	47,567	47.2
—Pallet pooling	3,588	3.8	3,539	3.5
—Related party RPC granulate cost of sales	2,686	2.8	—	—

	82,801	86.9	86,249	85.5

Total gross profit	12,454	13.1	14,599	14.5
Selling, general and administrative expenses	10,864	11.4	9,196	9.1
Financing related restructuring costs	—	—	363	0.4
Amortization of other assets	273	0.3	263	0.3
Other operating income, net	(376)	(0.4)	(183)	(0.2)

Income from operations	1,693	1.8	4,960	4.9
Net interest costs	(8,607)	(9.0)	(3,529)	(3.5)
Factoring charges, net	(351)	(0.4)	(44)	—
Foreign currency gain (loss)	4,397	4.6	(45)	—
Other expense, net	(51)	(0.1)	(136)	(0.1)
Income tax (provision) benefit	(11)	—	57	0.1

(Loss) income from continuing operations before cumulative effect of changes in accounting principle	(2,930)	(3.1)	1,263	1.3
Income from discontinued operations	—	—	1,359	1.3
Cumulative effect of change in accounting principle	(57,690)	(60.5)	—	—

Net (loss) income	$(60,620)	(63.6)%	$2,622	2.6%

Revenues

Consolidated revenues increased $5.6 million, or 5.9%, to $100.8 million for the three months ended March 31, 2003 from $95.3 million for the three months ended March 31, 2002. Excluding revenues from sales of granulate from reported revenues, consolidated revenues increased $8.3 million, or 8.9%, to $100.8 million for the three months ended March 31, 2003 from $92.6 million for the three months ended March 31, 2002. Excluding the effect of changes in Company’s functional currency rates relative to the Company’s reporting currency, consolidated revenues excluding sales of granulate increased 1.2% during the three months ended March 31, 2003 from the three months ended March 31, 2002.

RPC Operations. Including related party RPC granulate sales, net revenues from RPC operations increased $3.7 million, or 9.6%, to $41.9 million for the three months ended March 31, 2003 compared to $38.2 million for the three months ended March 31, 2002. Revenues for the three months ended March 31, 2002 include related party granulate sales of $2.7 million. Related party RPC granulate sales was the result of the sales of broken RPCs to Schoeller Wavin Systems AG (“SWS”), the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process. In connection with the RPC replacement and upgrade program discussed below, granulate is no longer sold to SWS for a guaranteed repurchase price and, therefore, was no longer included in revenues beginning with the second quarter of 2002. Instead, the Company now transfers old RPCs to SWS and only pays for production costs and other incidental acquisition costs for the new generation RPCs. Excluding revenues from sales of granulate from consolidated revenues, consolidated revenues increased $6.4 million, or 17.9%, to $41.9 million for the three months ended March 31, 2003 from $35.5 million for the three months ended March 31, 2002. Excluding the effect of changes in Company’s functional currency rates relative to the Company’s reporting currency, revenues excluding sales of granulate decreased 1.3% during the three months ended March 31, 2003 from the three months ended March 31, 2002. These decreases are a result of a 3.4% decrease in the number of trips in the RPC business segment to approximately 56.7 million for the three months ended March 31, 2003 from 58.7 million trips for the three months ended March 31, 2002, partially offset by higher per trip pricing levels.

Pallet Services Operations. Pallet services revenues increased $1.5 million, or 2.9%, to $54.6 million for the three months ended March 31, 2003 from $53.1 million for the three months ended March 31, 2002. The increases are principally the result of continued development of the Company’s national sales program and higher revenues from the Company’s custom crating business, offset by a decrease in locally generated sales at certain pallet recycling plants. The Company’s national sales program focuses on the development of accounts with more complex geographic and functional infrastructures, where the Company believes it can provide a unique offering.

Pallet Pooling Operations. Revenues for pallet pooling operations increased $0.4 million, or 10.0%, to $4.4 million for the three months ended March 31, 2003 from $4.0 million for the three months ended March 31, 2002.

Cost of Sales and Gross Profit

Consolidated cost of sales increased $3.4 million, or 4.2%, to $86.2 million for the three months ended March 31, 2003 compared from $82.8 million for the three months ended March 31, 2002. Gross profit as a percentage of revenues increased to 14.5% for the three months ended March 31, 2003 from 13.1% for the three months ended March 31, 2002. Excluding the effect of changes in Company’s functional currency rates relative to the Company’s reporting currency, consolidated gross margin as a percentage of continuing revenues increased to 14.5% during the three months ended March 31, 2003 from 13.5% for the three months ended March 31, 2002.

RPC Operations. Including cost of sales from sales of granulate, cost of sales increased by $1.5 million, or 4.3%, to $35.2 million for the three months ended March 31, 2003 compared to $33.7 million for the three months ended March 31, 2002. Excluding costs of sales from sales of granulate, RPC cost of sales, which includes depreciation of the RPCs, increased $4.2 million, or 13.3%, to $35.2 million for the three months ended March 31, 2003 from $31.0 million for the three months ended March 31, 2002. Gross profit as a percentage of related revenues increased to 16.1% for the three months ended March 31, 2003 from 11.8% for the three months ended March 31, 2002. Excluding related party RPC granulate costs of sales, gross profit as a percentage of related revenues increased to 16.1% for the three months ended March 31, 2003 from 12.7% for the three months ended March 31, 2002. The improvement in gross profit as a percentage of related revenues is a result of the effect of cost savings initiatives related to washing and logistic expenses.

Pallet Services Operations. Cost of sales increased $2.1 million, or 4.5%, to $47.6 million for the three months ended March 31, 2003 compared to $45.5 million for the three months ended March 31, 2002. Gross profit as a percentage of related revenues decreased to 12.9% for the three months ended March 31, 2003 from 14.3% for the three months ended March 31, 2002. The decrease in gross profit percentage is a result of higher materials costs in the Company’s custom crating division and higher transportation and fuel costs in the Pallet Services segment.

Pallet Pooling Operations. Cost of sales decreased $0.1 million, or 1.4%, to $3.5 million for the three months ended March 31, 2003 compared to $3.6 million for the three months ended March 31, 2002. Gross profit as a percentage of related revenues increased to 18.7% for the three months ended March 31, 2003 from 9.3% for the three months ended March 31, 2002.

RPC Replacement and Upgrade Program. During 2001, the Company began a replacement and upgrade program in Europe and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, SWS, for the purpose of replacing the majority of its European RPC pool beginning in fall 2001. The Company plans to transfer RPCs to SWS over a four- to five-year period and pay a production fee, and incur incidental acquisition costs, in exchange for new generation RPCs produced by SWS. The Company also developed a plan in 2001 to replace the majority of its U.S. RPC pool beginning in 2003 under similar terms. The Company believes that the new RPCs will be more durable and of better quality than the existing RPCs. In April 2002, the Company entered into a formal replacement supply agreement with SWS for the European RPC business.

Based on the negotiated timeframe of the replacement program, the Company performed an analysis of the useful lives of the existing RPC pools. The Company has differentiated between the old RPC pool that existed prior to the replacement program and the new RPC pool that will include the replacement, new generation RPCs. In connection with the replacement program, the Company reduced the remaining useful life of the old European RPC pool to a weighted average life of two years, based on the Company’s estimate of the timing of the RPC replacement program. Similarly, the Company reduced the remaining useful life of the old U.S. RPC pool to a weighted average life of three years. The Company also adjusted the salvage value of the RPC pools to reflect the pricing terms of the replacement program. The salvage value is now based on the cost of plastic raw materials under an average market price index. The salvage value was formerly based on a guaranteed consideration price from SWS, but the guaranteed consideration price was removed as part of the replacement program negotiations.

As a result of the ongoing RPC replacement and upgrade program, and in line with our expectations, our global RPC pool level at March 31, 2003 had increased by 0.8% to 68.1 million RPCs compared to 67.4 million RPCs at December 31, 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $1.7 million, or 15.4%, to $9.1 million for the three months ended March 31, 2003 compared to $10.9 million for the three months ended March 31, 2002. Excluding the effect of changes in Company’s functional currency rates relative to the Company’s reporting currency, consolidated selling, general and administrative expenses decreased 22.9% during the three months ended March 31, 2003 from the three months ended March 31, 2002. Selling, general and administrative expenses decreased as a percent of related revenues to 9.1% for the three months ended March 31, 2003 from 11.4% for the three months ended March 31, 2002. These decreases reflect the effect of lower administrative headcounts, lower professional fees, lower bad debt expense, and continuing aggressive management of all administrative expenses.

Other Items

Financing Related Restructuring Costs. We recognized costs totaling approximately $0.4 million during the three months ended March 31, 2003, which related to certain of the financial restructuring activities we completed in three months ended March 31, 2003.

Net Interest Expense. Our interest expense, net of factoring-related interest charges, decreased by $5.1 million to $3.5 million for the three months ended March 31, 2003 compared to $8.6 million for the three months ended March 31, 2002. Of the decrease, $4.7 million was a result of interest expenses related to our now retired Senior Subordinated Notes. See Note 2 to condensed consolidated financial statements. As the Company has determined that the additional interest that accrues in addition to the Base Rate interest under the Restructured Senior Credit Facility will likely be paid at maturity, the Company has accrued the applicable additional interest totaling approximately $1.4 million during the three months ended March 31, 2003. The Restructured Senior Credit Facility contains significant incentives for the early repayment of the Restructured Loans that will vary depending on the date of repayments, including forgiveness of varying amounts of unpaid additional interest and fees.

Foreign Currency Gain (Loss). Our foreign currency gain was $4.4 million during the three months ended March 31, 2002. This non-dcash gain was recorded based on the change in the exchange rates between the U.S. dollar and the euro and the related effect on certain of the Company’s intercompany notes. The Company completed a restructuring of its intra-group debt during 2002 and early 2003, which has eliminated much of the impact that foreign currency variances have on the Company’s results of operations during the three months ended March 31, 2003.

Income from Discontinued Operations. During the three months ended March 31, 2003, the Company reduced the accrual for operating losses by $1.4 million to reflect revisions in estimates related to the Company’s accrual for certain liabilities assumed in connection with the sale of the industrial container services operations in February 2002.

Net (Loss) Income

As a result of the foregoing, the Company’s net (loss) income increased from a loss of $60.6 million for the three months ended March 31, 2002 to income of $2.6 million for the three months ended March 31, 2003.

Impact of Inflation

The results of our operations for the periods discussed have not been materially affected by inflation.

Seasonality

Our RPC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of our sales and operating income from RPCs has been recognized in the fourth quarter than in the first quarter, which has historically been the weakest quarter. Revenues in Germany, France, and the United States are highest in summer and fall. Revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport our RPCs from warmer countries in Southern Europe are higher than the costs to transport the RPCs from closer locations in Central Europe. We accordingly charge customers in these Southern European countries higher usage fees.

The pallet services business is subject to two major seasonal business changes during a typical year. These two seasonal shifts occur at the beginning of each year and during the summer months. At the beginning of each year, retailers, who are our primary suppliers of pallet cores, purge their systems of excess pallets. The timing of this purge is related to the end of the holiday season in the fourth quarter when retailers generally have their lowest inventory levels of the products that they sell. Our pallet demand does not rise during this period—often the first quarter is the second slowest quarter of the year, so we generally have a build-up of pallet cores in the first quarter. This build-up is needed to accommodate the demand that typically exceeds the pallet core supply during the second quarter of each year. The second major seasonal shift occurs during the summer months. Pallet demand is usually much lower due to the end of the produce season in Florida and Texas. In addition, some of our customers close their manufacturing facilities to allow for employees to take vacations and their maintenance groups to perform major repairs and upgrades. This is particularly true in our wood crate business that primarily services the lawn and garden industry. Instead of closing their plants, some of our customers run a slower schedule to allow for their employee vacations. Typically, July is the slowest month of the year.

Cash Flow

Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country. Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for refund of RPC deposits.

Operating activities used $2.4 million in cash for the three months ended March 31, 2003 compared to a net use of $6.4 million for the three months ended March 31, 2002. Our working capital used a total of approximately $11.5 million in cash during the three months ended March 31, 2003, principally as a result of (1) increase in accounts receivable as our revenues have increased by 6.5% from the fourth quarter of 2002 and (2) decrease in accounts payable and accrued expenses as we largely completed the payments related to the costs of restructuring our Senior Subordinated Notes during 2002. Included in other current assets in the accompanying condensed consolidated balance sheet as of March 31, 2003 is approximately $3.5 million in cash and cash equivalents relates to prepaid funding of anticipated future workers compensation liabilities.

Net cash used by investing activities was $4.8 million for the three months ended March 31, 2003, compared to a source of cash of $32.9 million for the three months ended March 31, 2002. The principal source of cash provided by investing activities during the three months ended March 31, 2002 was the net proceeds from the sale of the industrial container services operations in February 2002. The Company’s capital expenditures decreased by 5.1% to $4.8 million for the three months ended March 31, 2003 from $5.0 million for the three months ended March 31, 2002.

Net cash used in financing activities decreased to $1.2 million for the three months ended March 31, 2003 from $23.4 million for the three months ended March 31, 2002. The Company used a significant portion of the proceeds from the sale of the industrial container operations division to reduce its liabilities under its senior credit facility during the three months ended March 31, 2002. See Notes 2 and 3 to condensed consolidated financial statements.

As a result of the foregoing, cash and cash equivalents decreased $8.0 million to $9.0 million at March 31, 2003, from $16.9 million at December 31, 2002.

Liquidity

Although we successfully completed the restructuring of the Senior Subordinated Notes and completed the Restructured Senior Credit Facility, we currently have limited availability to sources of additional capital. Our sources of cash liquidity include cash from operations and amounts available under the Restructured Senior Credit Facility. As of May 14, 2003, our liquidity was $11.5 million. We believe that these sources are sufficient to finance our capital and operational requirements.

We are pursuing additional debt and equity financing. We cannot, however, assure you that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations. If we fail to obtain additional financing, if we fail to obtain any new financing on terms that are materially less favorable than those of our existing debt, or if sufficient cash is not provided by operations, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition. Also see Note 2 to condensed consolidated financial statements.

Financial Risk

The functional currency of the Company’s European operations and the parent company is the euro. The Company’s reporting currency is the U.S. dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the U.S. dollar.

The Company has entered into a contract with its supplier of RPCs in Europe and in North America. This contract protects the Company against significant increases in the cost of granulate, the primary ingredient used in the manufacture of RPCs to the extent we recycle existing RPCs for new generation RPCs. To the extent we instead purchase new generation RPCs made from new, virgin material, we will be exposed to increases in the cost of new granulate.

The Company’s pallet services segment in North America is subject to cost fluctuations of used pallets and created by the relationship between the supply and demand of these materials. Such cost fluctuations in the past have either had no material effect on the results of operations or have been passed on to our customers through price changes.

Employees

The Company employed 3,131 people as of March 31, 2003, compared to 3,301 as of March 31, 2002.

Directors and Senior Management

Our directors and senior management are as follows:

Name	Position
Christoph Schoeller	Chairman and Director B
Karl Pohler	Chief Executive Officer and Director A
Jeremy Brade	Director C
Antonius C.M. Heijmen	Director C
Sam W. Humphreys	Director B
Richard J. Moon	Director C
Eckhard Pfeiffer	Director B
Michael W. Nimtsch	Senior Executive Vice President and Chief Financial Officer
Wolfgang Orgeldinger	Chief Operating Officer
David Russell	President, IFCO North America

SIGNATURE

The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 16, 2003.

IFCO SYSTEMS N.V.

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch
Senior Executive Vice President and Chief Financial Officer